Exhibit 4.1

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE, AND MAY NOT BE SOLD, PLEDGED, OR OTHERWISE TRANSFERRED IN THE ABSENCE OF REGISTRATION THEREUNDER OR AN EXEMPTION THEREFROM.

FORM OF PROMISSORY NOTE

$	June 11, 2009 San Diego, California

FOR VALUE RECEIVED, CARDIUM THERAPEUTICS, INC., a Delaware corporation (the “Borrower”), promises to pay to the order of                                         , or its registered assigns (“Holder”), the principal sum of                          dollars ($                ) with interest on the outstanding principal amount at a rate of twelve percent (12%) per annum (computed on the basis of actual calendar days elapsed and a year of 365 days) or, if less, at the highest rate of interest then permitted under applicable law; provided, however, upon any nonpayment of any principal hereof constituting an Event of Default under Section 5(a)(i) hereof, such unpaid amount shall bear interest from the date of such Event of Default until such amount is paid in full at eighteen percent (18%) per annum (computed on the basis of actual calendar days elapsed and a year of 365 days) or, if less, at the highest rate permitted by applicable law (the “Default Rate”). Interest shall commence with the date hereof and shall continue on the outstanding principal of this Promissory Note (this “Note”) until paid in accordance with the provisions hereof.

1. Definitions. For purposes of this Note, the following terms shall have the following meanings (capitalized terms used herein but not otherwise defined shall have the meanings provided therefor in the Agreement (as defined below)):

“Act” means the Securities Act of 1933, as amended.

“Affiliate” shall mean with respect to any Person, any other Person (i) which directly or indirectly through one or more intermediaries Controls, or is Controlled by, or is under common Control with, such first Person, (ii) which beneficially owns or holds 10% or more of any class of the voting stock of such first Person, or (iii) whereby 10% or more of the voting stock (or in the case of a Person which is not a corporation, 10% or more of the equity interest) of such other Person is beneficially owned or held by such first Person or by a Subsidiary of such first Person.

“Business Day” means any day which is not a Saturday or Sunday or a legal holiday on which banks are authorized or required to be closed in San Diego, California.

“Common Stock” means the common stock of the Company, par value $0.0001 per share, and any other class of securities into which such securities may hereafter be reclassified or changed into.

“Common Stock Equivalents” means any securities of the Company or the Subsidiaries which would entitle the holder thereof to acquire at any time Common Stock, including, without limitation, any debt, preferred stock, rights, options, warrants or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Common Stock.

“Change of Control” means any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act, but excluding any employee benefit plan of such person or its subsidiaries, and any person or entity acting in its capacity as trustee, agent or other fiduciary or administrator of any such plan) becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a person or group shall be deemed to have “beneficial ownership” of all securities that such person or group has the right to acquire, whether such right is exercisable immediately or only after the passage of time (such right, an “option right”)), directly or indirectly, of 50% or more of the equity securities of the Company entitled to vote for members of the board of directors or equivalent governing body of the Company on a fully-diluted basis.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“GAAP” means generally accepted principles of good accounting practice in the United States, consistently applied.

“Material Adverse Effect” shall mean an event, matter, condition or circumstance which (i) has or would reasonably be expected to have a material adverse effect on the business, properties, results of operations or financial condition of the Borrower on a consolidated basis; (ii) would materially impair the ability of the Borrower or any other Person to perform or observe its obligations under or in respect of the Transaction Documents; or (iii) affects the legality, validity, binding effect or enforceability of any of the Transaction Documents.

“Organic Document” means, relative to any Person, its articles or certificate of incorporation, or certificate of limited partnership or formation, its bylaws, partnership or operating agreement or other organizational documents, and all stockholders agreements, voting trusts and similar arrangements applicable to any of its capital stock, partnership interests or other ownership interests.

“Qualified Asset Monetization” shall mean the sale, license or other transfer or disposition of assets of the Company or any Subsidiary which results in the Company or any Subsidiary receiving gross proceeds of at least $10,000,000 at the time of closing of such transaction.

“Qualified Financing” shall mean any equity or debt financing transaction consummated by the Company or any Subsidiary which results in the Company or any Subsidiary receiving gross proceeds of at least $10,000,000 at the time of closing of such transaction.

“Qualified Stock Sale” shall mean the sale of capital stock of any Subsidiary which results in the receipt of gross proceeds of at least $10,000,000 at the time of closing of such transaction.

“Person” shall mean an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization and a governmental entity or any department, agency or political subdivision thereof.

“Requisite Holders” mean holders of a majority of the aggregate principal amount of outstanding Notes as of a particular date.

“Subsidiary” shall mean, with respect to any Person (herein referred to as the “parent”), any corporation, limited liability company, partnership, association or other business entity (a) of which securities of other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power or more than 50% of the general partnership interests are, at the time any determination is being made, owned, controlled or held by the parent, or (b) that is, at any time any determination is made, otherwise Controlled by, the parent or one or more Subsidiaries of the parent and one or more Subsidiaries of the parent.

2. Note and Warrant Purchase Agreement. This note (the “Note”) is issued pursuant to the terms of that certain Promissory Note and Warrant Purchase Agreement (the “Agreement”) dated as of June 11, 2009, by and among the Company and the investors set forth in the Schedule of Investors attached thereto as Exhibit A. This Note is one of a series of notes (the “Notes”) having like tenor and effect (except for variations necessary to express the name of the holder, the principal amount of each of the Notes and the date on which each Note is issued) issued or to be issued by the Company in accordance with the terms of the Agreement. The Notes shall rank equally without preference or priority of any kind over one another, and all payments on account of principal and interest with respect to any of the Notes shall be applied ratably and proportionately on the outstanding Notes on the basis of the principal amount of the outstanding indebtedness represented thereby.

3. Maturity. Unless sooner paid in accordance with the terms hereof, the entire unpaid principal amount and all unpaid accrued interest shall become fully due and payable on the earlier of (i) June 27, 2009, (ii) the closing of a Qualified Asset Monetization, Qualified Financing Transaction or Qualified Stock Sale or (iii) the acceleration of the maturity of this Note by the Holder upon the occurrence of an Event of Default (such earlier date, the “Maturity Date”).

4. Payments.

(a) Form of Payment. All payments made hereunder shall be in lawful money of the United States of America to Holder, at the address specified in the Agreement, or at such other address as may be specified from time to time by Holder in a written notice delivered to the Company. Except as otherwise provided in the Collateral Documents, all payments shall be applied first to accrued interest, and thereafter to principal.

(b) Interest Payments. The Company shall pay to Holder accrued interest and unpaid interest on the Maturity Date or on the prepayment date as applicable. Interest at the rate first set forth above shall accrue on any interest which has not been paid on the date on which it is payable until such time as payment therefor is actually delivered to Holder.

(c) Origination Fee. The Company shall pay to Holder an origination fee (“Origination Fee”) equal to the original principal amount of this Note multiplied by 0.0333. The Origination Fee shall be payable at the Maturity Date.

(d) Prepayment. The Company may at any time, without the consent of the Holder, prepay any amounts owing under this Note in whole or in part without penalty.

(e) Unsecured Nature of Note. The Company’s obligations hereunder shall be unsecured.

5. Default.

(a) Events of Default. For purposes of this Note, any of the following events which shall occur shall constitute an “Event of Default”:

(i) any indebtedness under this Note is not paid when and as the same shall become due and payable, whether at maturity, by acceleration, thirty-five (35) days following notice of prepayment or otherwise, and any such amount shall remain unpaid for a period of 14 days after the due date thereof;

(ii) default shall occur in the observance or performance of (A) any covenant, obligation or agreement of the Company contained in this Note, or the Agreement and such default shall continue uncured for a period of 30 days after the Company knew of the event or circumstances giving rise to such default;

(iii) any representation, warranty or certification made by the Borrower herein or in the Agreement or in any certificate, report, document, agreement or instrument delivered pursuant to any provision hereof or thereof shall prove to have been false or incorrect in any material respect on the date or dates as of which made (any such falsity being a “Representation Default”) and, to the extent the event or circumstances giving rise to such Representation Default is amenable to being cured such that the Representation Default would no longer exist, such Representation Default shall continue uncured for a period of 30 days after the Borrower knew or should have known, exercising reasonable diligence, of the event or circumstances giving rise to such Representation Default;

(iv) the Borrower shall (A) apply for or consent to the appointment of a receiver, trustee, custodian or liquidator of itself or any part of its property, (B) become subject to the appointment of a receiver, trustee, custodian or liquidator for itself or any part of its property if such appointment is not terminated or dismissed within sixty (60) days, (C) make an assignment for the benefit of creditors, (D) or fail generally or admit in writing to its inability to pay its debts as they become due, (E) institute any proceedings under the United States Bankruptcy Code or any other federal or state bankruptcy, reorganization, receivership, insolvency or other similar law affecting the rights of creditors generally, or file a petition or answer seeking reorganization or an arrangement with creditors to take advantage of any insolvency law, or file an answer admitting the material allegations of a bankruptcy, reorganization or insolvency petition filed against it, or (F) become subject to any involuntary proceedings under the United States Bankruptcy Code or any other federal or state bankruptcy, reorganization, receivership, insolvency or other similar law affecting the rights of creditors generally, which proceeding is not dismissed within sixty (60) days of filing, or have an order for relief entered against it in any proceeding under the United States Bankruptcy Code;

(v) the Borrower shall (i) liquidate, wind up or dissolve (or suffer any liquidation, wind-up or dissolution), (ii) suspend its operations other than in the ordinary course of business, or (iii) take any action to authorize any of the actions or events set forth above in this Section 5(a)(v); or

(vi) a Change of Control of the Company has occurred.

(b) Consequences of Events of Default.

(i) If any Event of Default shall occur for any reason, whether voluntary or involuntary, and be continuing, the Requisite Holders may, upon notice or demand, declare the outstanding indebtedness under this Note to be due and payable, whereupon the outstanding indebtedness under this Note shall be and become immediately due and payable, and the Borrower shall immediately pay to Holder all such indebtedness. Upon the occurrence of an actual or deemed entry of an order for relief with respect to the Company under the United States Bankruptcy Code, then all indebtedness under this Note shall automatically be due immediately without notice of any kind. The Borrower agrees to pay Holder all out-of-pocket costs and expenses incurred by Holder in any effort to enforce, interpret, or collect indebtedness under, this Note, including reasonable attorneys’ and expert fees, and to pay interest at the lesser of (A) Default Rate hereunder and (B) the highest rate permitted by applicable law, on such costs and expenses to the extent not paid when demanded.

(ii) Holder shall also have any other rights which Holder may have been afforded under any contract or agreement at any time and any other rights which Holder may have pursuant to applicable law. Holder may exercise any and all of its remedies under the Collateral Documents and the other Transaction Documents contemporaneously or separately from the exercise of any other remedies hereunder or under applicable law.

6. Lost, Stolen, Destroyed or Mutilated Notes. In case any Note shall be mutilated, lost, stolen or destroyed, the Company shall issue a new Note of like date, tenor and denomination and deliver the same in exchange and substitution for and upon surrender and cancellation of any mutilated Note, or in lieu of any Note lost, stolen or destroyed, upon receipt of evidence satisfactory to the Company of the loss, theft or destruction of such Note.

7. Governing Law. This Note is to be construed in accordance with and governed by the laws of the State of California.

8. Amendment and Waiver. Any term of this Note and all Notes issued pursuant to the Agreement may be amended and the observance of any term of this Note and all Notes issued pursuant to the Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and the Requisite Holders. Any amendment or waiver effected in accordance with this Section shall be binding upon the Company, Holder and the holders of all Notes issued pursuant to the Agreement.

9. Notices. Except as may be otherwise provided herein, all notices, requests, waivers and other communications made pursuant to this Note shall be made in accordance with Section 7.6 of the Agreement.

10. Severability. If one or more provisions of this Note are held to be unenforceable under applicable law, such provision shall be excluded from this Note and the balance of the Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

11. Assignment. The Company shall not have the right to assign its rights and obligations hereunder or any interest herein.

12. Remedies Cumulative; Failure or Indulgence Not a Waiver. The remedies provided in this Note shall be cumulative and in addition to all other remedies available under this Note and any of the other Transaction Documents. No failure or delay on the part of Holder in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege.

13. Payments. Whenever any payment of cash is to be made by the Company to any Person pursuant to this Note, such payment shall be made in lawful money of the United States of America by a check drawn on the account of the Company and sent via overnight courier service to such Person at such address as previously provided to the Company in writing (which address, in the case of Holder as of the date of issuance hereof, shall initially be the address for Holder as set forth in the Agreement); provided that Holder may elect to receive a payment of cash via wire transfer of immediately available funds by providing the Company with prior written notice setting out such request and Holder’s wire transfer instructions. Whenever any payment to be made shall otherwise be due on a day which is not a Business Day, such payment shall be made on the immediately succeeding Business Day and such extension of time shall be included in the computation of accrued interest.

14. Excessive Interest. Notwithstanding any other provision herein to the contrary, this Note is hereby expressly limited so that the interest rate charged hereunder shall at no time exceed the maximum rate permitted by applicable law. If, for any circumstance whatsoever, the interest rate charged exceeds the maximum rate permitted by applicable law, the interest rate shall be reduced to the maximum rate permitted, and if Holder shall have received an amount that would cause the interest rate charged to be in excess of the maximum rate permitted, such amount that would be excessive interest shall be applied to the reduction of the principal amount owing hereunder (without charge for prepayment) and not to the payment of interest, or if such excessive interest exceeds the unpaid balance of principal, such excess shall be refunded to the Company.

15. Waiver of Notice. To the extent permitted by law, the Company hereby waives demand, notice, protest and all other demands and notices in connection with the delivery, acceptance, performance, default or enforcement of this Note and the Transaction Documents.

IN WITNESS WHEREOF, the Borrower has caused this Note to be duly executed by its officers, thereunto duly authorized as of the date first above written.

CARDIUM THERAPEUTICS, INC.

By:
Name:	Christopher J. Reinhard
Title:	Chief Executive Officer

By:
Name:	Tyler M. Dylan
Title:	Chief Business Officer, General Counsel, Executive Vice President and Secretary